July 30, 2025

Dean L. Julia
Chief Executive Officer
Mobiquity Technologies, Inc.
35 Torrington Lane
Shoreham, NY 11786

        Re: Mobiquity Technologies, Inc.
            Registration Statement on Form S-1
            Filed July 23, 2025
            File No. 333-288900
Dear Dean L. Julia:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Kate Beukenkamp at 202-551-3861 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Trade &
Services
cc:   Steven Morse